Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

March 16, 2022

Re:	Boqii Holding Ltd

Form 20-F for the Fiscal Year Ended March 31, 2022

Filed July 27, 2022

File No. 1-39547

Confidential

Mr. Tony Watson

Mr. Adam Phippen

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Tony Watson and Mr. Adam Phippen:

On behalf of Boqii Holding Limited (the “Company”), we are responding to the comment from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated February 13, 2023, relating to the Company’s Form 20-F for the fiscal year ended March 31, 2022 filed on July 27, 2022 (the “Form 20-F”). The Staff’s comment is repeated below in bold, followed by the Company’s response to such comment.

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Form 20-F for the Fiscal Year Ended March 31, 2022

Item 19. Exhibits

Exhibits 12.1 and 12.2, page 145

1.

Please include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting as the transition period that allows these omissions is over. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

In response to the Staff’s comment, Company has filed an amendment to the Form 20-F which includes the revised officers’ certifications. This amendment includes only the cover page, explanatory note, signature page and the revised officers’ certifications. Because no financial statements are included with this amendment, paragraph 3 of the Section 302 certifications has been omitted.

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If you have any questions regarding this letter, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com). Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Yingzhi (Lisa) Tang (lisa@boqii.com), Co-Chief Executive Officer, Chief Financial Officer and Director

Boqii Holding Limited

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